Exhibit 99.(h)(10)(G)

December 18, 2018

American Beacon Funds (the “Trust”)

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re: American Beacon Delaware Transformational Innovation Corporation

Ladies and Gentlemen:

With respect to the letter dated December 28, 2017 regarding the American Beacon Delaware Transformation Innovation Corporation, a Delaware corporation and a wholly-owned subsidiary (“Delaware Subsidiary”) of the American Beacon ARK Transformational Innovation Fund (“Fund”), a series of American Beacon Funds (“Trust”), in which American Beacon Advisors, Inc. (“AmBeacon”) agrees to reimburse the Fund for amount of any tax liability incurred by the Delaware Subsidiary in connection with the sale of the Bitcoin Investment Trust shares, AmBeacon hereby agrees to extend such reimbursement arrangement for an additional one-year period ending on October 28, 2020 regardless of the active status of the Delaware Subsidiary.

We understand that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.
By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	President

Agree and Accepted
on behalf of the Trust
By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer